Filed with the Securities and Exchange Commission on May 13, 2019

Registration No. 333-231114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Auris Medical Holding Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda	2834	NOT APPLICABLE
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Tel: (441) 295-5950

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Agent for Service of Process Info

Cogency Global, Inc.

10 East 40th Street, 10th Floor

New York, NY 10016

(212) 947-7200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael J. Lerner, Esq. Steven M. Skolnick, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212) 262-6700	Oded Har-Even, Esq. Robert V. Condon III, Esq. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-231114

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 of Auris Medical Holding Ltd. (the “Company”), as originally declared effective by the Securities and Exchange Commission (the “SEC”) on May 10, 2019, is being filed for the sole purpose of filing Exhibits 5.1 and 5.2 as part of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 8 of Part II as set forth below. This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Exhibits

(a)	The following documents are filed as part of this registration statement:

5.1	Opinion of Conyers Dill & Pearman Limited, Bermuda counsel to the Company, as to the validity of the common shares of Auris Medical Holding Ltd.
5.2	Opinion of Lowenstein Sandler LLP, U.S. counsel to the Company, as to the validity of the pre-funded warrants and the warrants
23.2	Consent of Conyers Dill & Pearman Limited, Bermuda counsel to the Company (included in Exhibit 5.1)
23.3	Consent of Lowenstein Sandler LLP, U.S. counsel to the Company (included in Exhibit 5.2)

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on May 13, 2019.

Auris Medical Holding Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on May 13, 2019 in the capacities indicated:

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer and Director
(principal executive officer)

By:	*
Name:	Hernan Levett
Title:	Chief Financial Officer (principal financial officer and principal accounting officer)

By:	*
Name:	Armando Anido
Title:	Director

By:	*
Name:	Mats Blom
Title:	Director

By:	*
Name:	Alain Munoz
Title:	Director

By:	*
Name:	Calvin Roberts
Title:	Director

By:	*
Name:	Richard Arthur
Title:	Assistant Secretary on behalf of Cogency Global Inc., Authorized Representative in the United States

*By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Attorney-in-Fact

II-2